Exhibit 99.2

Scorpio Bulkers Inc. Announces Sale and Leaseback Agreements for Three Dry Bulk Vessels
MONACO, February 12, 2020 (GLOBE NEWSWIRE) -- Scorpio Bulkers Inc. (NYSE:SALT) (“Scorpio Bulkers,” or the “Company”) announced today that it has agreed to sell and leaseback two Ultramax vessels (SBI Cronos and SBI Achilles) and one Kamsarmax vessel (SBI Lynx) to Ocean Yield ASA for a total financing consideration of $62.8 million.  Upon completion, which is estimated to take place in the first quarter of 2020, the Company’s liquidity is expected to increase by up to $33.6 million after the repayment of outstanding debt. The Company will also be able to drawdown on an additional tranche of up to $4.5 million in aggregate for installation of exhaust gas cleaning systems (“scrubbers”) on the three vessels.
 As part of the agreements, the Company will bareboat charter-in the SBI Cronos for a period of nine years, the SBI Achilles for a period of ten years and the SBI Lynx for a period of twelve years. In addition, the Company has several purchase options during the charter period of each agreement. There is also a purchase option for each vessel upon the expiration of each agreement.
 These lease financing arrangements are subject to customary conditions precedent and the execution of definitive documentation.
About Scorpio Bulkers Inc.
Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities.  Scorpio Bulkers Inc. has an operating fleet of 58 vessels consisting of 52 wholly-owned or finance leased drybulk vessels (including 17 Kamsarmax vessels and 35 Ultramax vessels), and six time chartered-in vessels (including five Kamsarmax vessels and one Ultramax vessel). The Company’s owned and finance leased fleet has a total carrying capacity of approximately 3.6 million dwt and all of the Company’s owned vessels have carrying capacities of greater than 60,000 dwt. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com, which is not a part of this press release.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
Contact:
Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)

Exhibit 99.2

+1-646-432-1675 (New York)